December 27, 1996




The Baupost Fund
44 Brattle Street
Cambridge, MA 02138

Ladies and Gentlemen:

         You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 1,109,681.05 shares of beneficial interest (the "Shares") of The Baupost Fund (the "Trust") sold in reliance upon the Rule during your fiscal year ended October 31, 1996. We understand that the Shares do not include shares issued pursuant to the reinvestment of dividends, but that the filing fee takes into account those shares as well as shares redeemed during such fiscal year.

         We have examined your Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of the Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your shares of beneficial interest at not less than net asset value and have assumed that the Shares have been issued and sold in accordance with such actions. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

         We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Commission.

         Based on and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.




                                       -2-               December 27, 1996

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the Trust property for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

         We consent to this opinion accompanying the Notice when filed with the Commission.

                                                          Very truly yours,



                                                          Ropes & Gray